SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated April 11, 2005

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20
3032 AC Rotterdam
The Netherlands
(Address of registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐.

SIGNATURES
EXHIBIT INDEX
EX-99.1.1: AMENDMENT TO THE MERGER AGREEMENT

On April 11, 2005, International Steel Group Inc. (“ISG”), Mittal Steel Company N.V. (“Mittal Steel”) and Park Acquisition Corp. (“Merger Sub”) entered into an Amendment to the Agreement and Plan of Merger and Reorganization, dated October 24, 2004 (the “Merger Agreement”), among Mittal Steel, Merger Sub and ISG. Pursuant to the terms of the Merger Agreement, and subject to the terms and conditions therein, ISG will merge with Merger Sub (the “Merger”), with the surviving entity (the “Surviving Corporation”) becoming a wholly owned subsidiary of Mittal Steel.

The Amendment provides for revisions to the certificate of incorporation of the Surviving Corporation that will be effective after the consummation of the Merger, and to make technical revisions to certain provisions in the Merger Agreement relating to the payment of funds by Mittal Steel and Merger Sub to and from the exchange agent in the Merger.

Mittal Steel Company N.V. hereby incorporates this Report on Form 6-K by reference into its Registration Statement on Form F-4 (Registration No. 333-121220), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed by Mittal Steel Company N.V. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INDEX

Exhibit 1.1	Amendment, dated April 11, 2005, to the Merger Agreement.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITTAL STEEL COMPANY N.V.

Date: April 11, 2005	By:	/s/ Henk Scheffer

	Name:	Henk Scheffer
	Title:	Company Secretary

EXHIBIT INDEX

1.1	Amendment, dated April 11, 2005, to the Merger Agreement.